Banco Bradesco S.A.
					Exhibit 7.1

Dividends per share	December 31,
	2012		2011		2010
	Preferred	Common	Preferred	Common	Preferred	Common

Actual dividends declared (in thousand of reais)	2,039,145	1,855,853	1,958,222	1,782,188	1,764,998	1,604,085
Weighted average number of shares outstanding	1,907,702,283	1,909,848,315	1,906,821,919	1,908,948,826	1,881,367,208	1,880,830,018
Divdends per share	R$ 1.07	R$ 0.97	R$ 1.03	R$ 0.93	R$ 0.94	R$ 0.85